UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

Exhibit Index

99.1	Press Release dated October 30, 2013 – Sky-mobi Limited Appoints New Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ Michael Tao Song

Name:	Michael Tao Song

Title:	Chief Executive Officer

Date: October 30, 2013

Exhibit 99.1

Sky-mobi Limited Appoints New Chief Financial Officer

HANGZHOU, China, October 30, 2013 – Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: “MOBI”), a leading mobile application store and mobile social network community operator in China, announced today the appointment of Mr. Yijia (John) Bi as Chief Financial Officer of the Company, effective October 30, 2013.

Prior to this appointment, Mr. Bi held a senior executive position at Accenture China, a global consulting firm, and served as the Chief Financial Officer to a joint venture of Accenture and China Telecom from 2012 to 2013. From February to September 2011, Mr. Bi served as Chief Financial Officer of Cathay Industrial Biotech, a clean-tech company based in Shanghai, China. From 2009 to 2011, he worked as the corporate finance director of Asia Timber Products, a manufacturing company owned by CVC Asia Pacific, the Asian affiliate of CVC Capital Partners, a leading global private equity firm.

From 2008 to 2009, Mr. Bi served as the Chief Financial Officer of Jingwei International Limited, and worked as a consultant to Jingwei International Limited from 2007 to 2008. In 2006, Mr. Bi was the director of corporate finance and accounting of Timken (China) Investment Co., Ltd. and from 2004 to 2006 was the financial controller of DIC (China) Co., Ltd.

From 1997 to 1999, he served as the financial controller of Lear Jiangling Interior System, Inc., a joint venture between Lear Corporation and Jiangling Motors Company (Group). From 1994 to 1997, Mr. Bi worked for Motorola (China) Electronics Ltd. as a credit analyst and a financial analyst.

Mr. Bi received an MBA from the Sprott School of Business at Carleton University in Canada in 2002 and a bachelor’s degree in economics from Renmin University of China in 1994 through China’s self-study examination system (whereby self-study examinees can receive a record of higher education by passing examinations). From 1990 to 1994, Mr. Bi studied at Yanjing Overseas Chinese University (now part of the Capital University of Economics and Business) where he received a diploma in Financial Accounting.

Mr. Bi replaces Mr. Carl Yeung, who stepped down as the Company’s Chief Financial Officer earlier this year, but remains a non-executive director of the Company.

“We are pleased to welcome John as our new CFO,” said Mr. Michael Tao Song, Chairman and Chief Executive Officer of the Company. “We believe that John’s excellent corporate finance background and strong management experience will significantly contribute to Sky-mobi’s growth and development. We are fortunate to have John join us at this stage and look forward to him helping us build Sky-mobi.”

“In his three and a half years as Chief Financial Officer, Carl did a tremendous job guiding the Company during a period of growth and expansion,” continued Mr. Song. “I am pleased that Carl has been available to assist the Company during its transition to a new CFO. We thank him for his important contributions and look forward to his continued involvement as a director of Sky-mobi.”

About Sky-mobi Limited

Sky-mobi Limited operates the leading mobile application store in China in terms of the user visits to the Company’s Maopao application store. The Company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books. The Company’s Maopao store enables mobile applications and content to be downloaded and run on various mobile handsets with different hardware and operating system configurations. The Company also operates a mobile social network community in China, the Maopao Community, where it offers mobile social games, as well as applications and content with social network functions to its registered members. The Company is based in Hangzhou, the People’s Republic of China. For more information, please visit: www.sky-mobi.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including the statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability and marketability of the Company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at mobile applications-related services; the Company’s revenue projections for future periods; the Company’s ability to maintain relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers and mobile network operators for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the growing smart phone market; its ability to obtain and maintain applicable permits and approvals; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; the timing and extent of any share repurchases under the Company’s share repurchase program; and other risks described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on June 28, 2013. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries please contact:

Sky-mobi Limited	ICR Inc.
John Bi, Chief Financial Officer	Mr. Jeremy Peruski, Senior Vice President
Phone: + (86) 571-87770978 (Hangzhou)	Phone: + (1) (646) -915-1615 (US)
Email: investor.relations@sky-mobi.com	Email: investor.relations@sky-mobi.com

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